Exhibit 99.1

NOVA Chemicals Corporation 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5L5

www.novachemicals.com
403.750.3600	tel
403.269.7410	fax

NOVA Chemicals Reports Second Quarter 2010 Results

For immediate release, Tuesday, August 24, 2010, Calgary, Alberta, Canada

Operating income improves as margins and demand increase

In the second quarter of 2010, NOVA Chemicals generated net income of $51 million compared to a net loss of $83 million for the second quarter of 2009.  For the six months ended June 30, 2010, we generated net income of $145 million versus a net loss of $206 million for the six months ended June 30, 2009.  The year-over-year improvement during these three month and six month periods was primarily due to higher margins and demand for our products.

The Olefins/Polyolefins business unit generated $251 million of operating income in the second quarter of 2010 compared to operating income of $81 million during the second quarter of 2009.  For the six months ended June 30, 2010, the business unit generated operating income of $437 million compared to operating income of $43 million for the six months ended June 30, 2009.  The improvement in both comparisons was due to selling prices increasing more than feedstock costs, and improved demand.

In July, we signed a memorandum of understanding with Hess Corporation (Hess) and Mistral Energy Inc. to purchase and transport ethane production from Hess’ Tioga Gas Plant in North Dakota via a proposed pipeline to Alberta, Canada. We will purchase 100% of the ethane produced at the Tioga Gas Plant under a long-term arrangement.

Our 50% share of the INEOS NOVA joint venture’s operating loss was $5 million in the second quarter of 2010 compared to operating income of $6 million in the second quarter of 2009.  The change was mainly due to the impact of falling raw material prices in the North American styrene business.  For the six months ended June 30, 2010, our 50% share of the joint venture’s operating income was $11 million versus operating income of $6 million for the six months ended June 30, 2009.

The Performance Styrenics segment reported an operating loss from continuing operations of $1 million in the second quarter of 2010 compared to an operating loss of $5 million in the second quarter of 2009.  For the six months ended June 30, 2010, the segment had an operating loss from continuing operations of $1 million compared to an operating loss of $23 million for the six months ended June 30, 2009.  The improvement for both periods was due to selling prices increasing more than feedstock costs, and from lower operating costs attributed to our 2009 restructuring.  Our building and construction businesses, collectively known as SYNTHEON, are currently reported as held for sale.  We expect the sale to close in the third quarter of 2010.

Other Item

In 2005, the Dow Chemical Company filed a complaint against NOVA Chemicals for alleged patent infringement.  In June 2010, a jury trial took place resulting in a verdict against us.  As a result, $84 million was accrued on June 30, 2010 with respect to this claim.  We will appeal on several grounds.

NOVA Chemicals Financial Highlights

These highlights should be read in conjunction with NOVA Chemicals’ other interim and annual financial statements and its 2009 annual report on Form 20-F.

	Three Months Ended		Six Months Ended
	Jun. 30, 2010	Jun. 30, 2009	Jun. 30, 2010	Jun. 30, 2009
(millions of U.S. dollars)	Successor	Predecessor	Successor	Predecessor
Revenue from continuing operations	$1,577	$1,000	$2,971	$1,811

Operating income from continuing operations from the businesses	245	82	447	26
Corporate costs from continuing operations	(36)	(129)	(88)	(191)
Operating income (loss) from continuing operations	$209	$(47)	$359	$(165)

Net income (loss)	$51	$(83)	$145	$(206)

NOVA Chemicals’ full second quarter 2010 earnings report can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com, the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml or on NOVA Chemicals’ website at www.novachemicals.com.

NOVA Chemicals will host a conference call, Tuesday, August 24, 2010 for debt investors/analysts at 11:30 a.m. ET (9:30 a.m. MT; 8:30 a.m. PT).  The dial-in number for this call is (416) 406-6419 (Passcode 4064847) and the replay number is (416) 695-5800 (Passcode 6771037).

The live call is available on the internet at http://www.novachem.com/InvestorCenter/investor_financialhome_financial.cfm.

About NOVA Chemicals

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®.  NOVA Chemicals is a wholly owned subsidiary of The International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi.

Media inquiries, please contact: Wendy Lomicka — Director, Corporate Communications Tel: 412.490.4292 E-mail: lomickaw@novachem.com	Investor Relations inquiries, please contact: Pace Markowitz — Manager, Investor Relations Tel: 412.490.4952 E-mail: markowp@novachem.com is a registered trademark of NOVA Brands Ltd.; authorized use.

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada (CIAC) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward looking information: This news release contains forward-looking information, including statements regarding our memorandum of understanding with Hess and Mistral Energy Inc; our expectation that we will sell our SYNTHEON building and construction businesses during the third quarter of 2010; and our plans to appeal the rulings in the Dow Chemical patent litigation.  By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties.  Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information are detailed in the publicly filed disclosure documents and securities commissions’ reports of NOVA Chemicals.  NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement.  In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.